UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                 TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc.

550 Bowie St.

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee

Whole Foods Market Growing Your

        Future 401(k) Plan

Austin, Texas

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2011 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Padgett, Stratemann & Co. L.L.P.

San Antonio, Texas

June 18, 2012

Whole Foods Market Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments – at fair value	$405,983,757	$359,262,321

Receivables:
Employer contributions	4,987,077	4,744,016
Loans to participants	19,173,359	15,380,666
Other	16,817	138,293

Total receivables	24,177,253	20,262,975

Total assets	430,161,010	379,525,296

Liabilities

Benefit claims payable	54,134	162,087
Excess contributions payable	2,173	—
Securities purchase pending	—	267,503
Expenses payable	17,164	8,414

Total liabilities	73,471	438,004

Net assets reflecting all investments at fair value	430,087,539	379,087,292

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(614,349)	(184,801)

Net assets available for benefits	$429,473,190	$378,902,491

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Contributions:
Employee	$63,690,633
Employer	4,995,420
Rollovers	2,523,162

Total contributions	71,209,215

Investment income:
Dividends and interest	9,948,905

Total investment income	9,948,905

Total additions	81,158,120

Deductions from net assets attributed to:
Net depreciation in fair value of investments	854,412
Benefits paid to participants	26,946,887
Administrative expenses	2,786,122

Total deductions	30,587,421

Net increase	50,570,699

Net assets available for benefits at beginning of year	378,902,491

Net assets available for benefits at end of year	$429,473,190

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1. Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company” or “Plan Sponsor”) for the benefit of certain employees who have completed 1 hour of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute up to 100% of pretax compensation, as defined in the Plan, up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan will automatically enroll eligible employees, at 3% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan allows a Company matching contribution, as determined by the Board of Directors. In 2011, the Company made a matching contribution commitment to each eligible participant equal to 15.7% of the first $1,000 of employee contributions, which was paid in 2012 and is recorded as a receivable at December 31, 2011. In 2010, the Company made a matching contribution commitment to each eligible participant equal to 16.2% of the first $1,000 of employee contributions, which was paid in 2011. The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

The 2011 matching contribution, which was paid in 2012, was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Participants direct investment of their contributions into various investment options offered by the Plan.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1. Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest, as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance under $1,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) and investments made through self-directed brokerage accounts are reported at fair value based on the quoted market price of the fund or underlying investment, which represents the net asset value of the shares held by the fund at year-end. The guaranteed investment account is a separate account consisting of primarily fixed-income investments wrapped with insurance contracts. The fixed-income investments are valued at their net asset value and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments brought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when payable.

New Accounting Pronouncement

Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amended Accounting Standards Codification (“ASC”), Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement (continued)

Fair Value Measurements and Disclosures (continued)

requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. The guidance in ASU 2010-06 has been adopted for the Plan year ended December 31, 2011.

In May 2011, FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measures and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), (“ASU 2011-04”). ASU 2011-04 amended ASC, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC, Fair Value Measurements and Disclosures. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for the Plan year beginning January 1, 2012. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
Description of Investment	2011	2010
Whole Foods Market Stock Fund	$69,304,224	$50,921,619
Fidelity Freedom 2050 Fund	26,312,736	20,921,595
Fidelity Freedom 2045 Fund	24,967,341	21,175,145
Fidelity Managed Income Portfolio Fund	24,908,864	22,728,105
PIMCO Total Return Fund	24,133,768	22,239,043
Vanguard Institutional Index Fund	23,782,329	22,699,811

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

3. Investments (continued)

During 2011, the Plan’s investments depreciated in fair value by $854,412 as follows:

Mutual funds and other	$(19,661,322)
Whole Foods Market Stock Fund	18,806,910

$(854,412)

4. Fair Value Measurements

FASB’s ASC, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB’s ASC, Fair Value Measurements and Disclosures, are described below:

Level	1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level	2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices for the asset or liability that are observable

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level	3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4. Fair Value Measurements (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

•

Mutual funds – Valued using the net asset value (“NAV”) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

•

Fidelity BrokerageLink self-directed brokerage funds – consist primarily of interest-bearing cash accounts and individual corporate common stocks, are valued at the closing price reported on the open market and are classified within Level 1 of the valuation hierarchy

•

Fidelity Managed Income Portfolio Fund – consists primarily of fixed income investments wrapped with insurance contracts and is valued using NAV, provided by the administrator of the fund. The fixed income investments are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model, with inputs derived from observable market data. This fund is classified within Level 2 of the valuation hierarchy.

•

Whole Foods Market Stock Fund—is a fund that pools participants’ money to buy shares of common stock of the Company, as well as a targeted amount of short-term liquid investments for daily trading. Participants’ ownership is measured in units of the fund instead of shares of stock. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term liquid investments are valued at cost, which approximates fair value. The fund is classified within Level 1 of the valuation hierarchy.

The methods above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010. The following table presents separately those assets that represent 5% or more of the Plan’s net assets:

	Total Fair Value
	Measurement at
	December 31,
	2011	Level 1	Level 2	Level 3
Assets:
Mutual funds	$309,128,575	$309,128,575	$—	$—
Fidelity BrokerageLink self-directed brokerage fund	2,642,094	2,642,094	—	—
Fidelity Managed Income
Portfolio Fund	24,908,864	—	24,908,864	—
Whole Foods Market Stock Fund	69,304,224	69,304,224	—	—

	$405,983,757	$381,074,893	$24,908,864	$—

	Total Fair Value
	Measurement at
	December 31,
	2010	Level 1	Level 2	Level 3
Assets:
Mutual funds	$282,613,126	$282,613,126	$—	$—
Fidelity BrokerageLink self-directed brokerage fund	2,999,471	2,999,471	—	—
Fidelity Managed Income
Portfolio Fund	22,728,105	—	22,728,105	—
Whole Foods Market Stock Fund	50,921,619	50,921,619	—	—

	$359,262,321	$336,534,216	$22,728,105	$—

5. Guaranteed Investment Account

The Plan has entered into a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

5. Guaranteed Investment Account (continued)

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields consist of the following:

	Years Ended
	December 31,
	2011	2010
Based on actual earnings	1.92%	2.68%
Based on interest rate credited to participants	1.39%	1.44%

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions.

The Plan Sponsor paid certain administrative expenses related to the Plan for the years ended December 31, 2011.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

7. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Plan Sponsor contributions.

8. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 30, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$429,473,190	$378,902,491
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	614,349	184,801

Net assets available for benefits per Form 5500	$430,087,539	$379,087,292

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

10. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2011 to Form 5500:

Net increase in net assets available for benefits per financial statements	$50,570,699
Plus:
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(184,801)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	614,349

Net income per Form 5500	$51,000,247

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan No.: 002

December 31, 2011

Identity of Issuer, Borrower, or Similar Party	Description of investment	Number of Units	Current Value
Whole Foods Market, Inc.*	Whole Foods Market Stock Fund	3,576,946	$69,304,224

Fidelity*	Freedom 2050 Fund	3,081,117	26,312,736

Fidelity*	Freedom 2045 Fund	2,873,112	24,967,341

Fidelity*	Managed Income Portfolio Fund	24,294,515	24,908,864

PIMCO	Total Return Fund	2,220,218	24,133,768

Vanguard	Institutional Index Fund	206,731	23,782,329

Fidelity*	Freedom 2040 Fund	2,852,442	20,993,971

Fidelity*	Freedom 2030 Fund	1,553,244	19,943,654

Fidelity*	Contrafund	258,394	17,431,252

Fidelity*	Capital Appreciation Fund	705,125	17,360,173

Fidelity*	Freedom 2035 Fund	1,581,308	16,682,802

Fidelity*	Freedom 2020 Fund	1,206,570	15,830,204

Vanguard	Explorer Fund Admiral Shares Fund	222,305	14,774,393

Fidelity*	Freedom 2025 Fund	1,354,636	14,643,620

Vanguard	Total International Stock Index	157,966	13,793,548

Fidelity*	Capital and Income Fund	1,117,709	9,690,534

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan No.: 002

December 31, 2011

(Continued)

Identity of Issuer, Borrower, or Similar Party	Description of investment	Number of Units	Current Value
T. Rowe Price	Equity Income Fund	359,621	$8,292,863

Fidelity*	Freedom 2010 Fund	561,270	7,352,643

Fidelity*	Freedom 2015 Fund	664,954	7,267,952

Winslow	Green Growth Institutional Fund	442,842	5,557,670

American Funds	New Perspective Fund Class R5	211,799	5,532,187

Spartan	Extended Market Index	153,656	5,448,651

American Beacon	Small Cap Value Fund	237,655	4,517,824

Fidelity*	Brokerage Link Fund		2,642,094

Vanguard	Inflation-Protected Securities Admiral Shares	68,190	1,889,554

Fidelity*	Freedom Income Fund	156,340	1,757,266

Fidelity*	Freedom 2005 Fund	84,574	889,714

Fidelity*	DFA US Sustainability Core 1	21,645	219,043

Fidelity*	Retirement Government Money Market Fund	62,883	62,883

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 21, 2012	By:	/s/ Mark Ehrnstein
Mark Ehrnstein
Global Vice President – Team Member Services
Whole Foods Market, Inc.